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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

AMX CORPORATION
(Name of Subject Company)

AMX CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

00180C10 5
(CUSIP Number of Class of Securities)

C. Chris Apple
AMX Corporation
3000 Research Drive
Richardson, Texas 75082
Telephone: 469-624-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPIES TO:

Michael A. Saslaw, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Ste. 300
Dallas, Texas 75201
Telephone: (214) 746-7700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on February 24, 2005, by AMX Corporation, a Texas corporation ("AMX" or the "Company"). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated February 24, 2005 (the "Schedule TO"), filed with the Commission by Amherst Acquisition Co., a Texas corporation ("Purchaser") and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Parent"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("Duchossois" or "DII"), to acquire all of the issued and outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $22.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

        The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 is hereby amended and supplemented by substituting the following in lieu of the paragraph entitled "Recent Developments Relating to AMX" on page 18:

On February 16, 2005, a purported shareholder class action was filed by Kenneth Alexander ("Plaintiff") on behalf of himself and all others similarly situated, against AMX and AMX's board of directors. This lawsuit is described below:

KENNETH ALEXANDER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED V. ROBERT J. CARROLL, LARRY GOLDSTEIN, TOM HARRISON, RICHARD SMITH, JOHN WILSON, DAVID R. RICHARD AND AMX CORPORATION, CASE NO. 380-00562-05, IN THE DISTRICT COURT OF COLLIN COUNTY, TEXAS, 380th JUDICIAL DISTRICT.

This lawsuit, allegedly brought on behalf of Plaintiff and a class of AMX shareholders, alleges, among other things, that the defendants breached their duties of good faith, care, loyalty and disclosure in connection with the Offer. Plaintiff alleges that the defendants violated their fiduciary duties by failing to seek the highest price for AMX's shares and that the defendants have failed to provide AMX shareholders with material information necessary for AMX shareholders to make an informed decision with respect to the Offer. The Plaintiff seeks, among other things, (i) a declaration that the Merger Agreement was entered into in breach of the fiduciary duties of AMX's board of directors, (ii) to enjoin the defendants from proceeding in accordance with the Merger Agreement, (iii) to enjoin the defendants from consummating the Merger, or a business combination with a third party, until AMX adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for AMX, (iv) directing the AMX board of directors to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of AMX is completed and the highest possible price is obtained, (v) rescission of the Merger Agreement, (vi) appropriate damages for Plaintiff and the class of AMX shareholders Plaintiff purports to represent, (vii) an award of Plaintiff's costs and disbursements in connection with this lawsuit, including reasonable attorneys' and experts' fees, and (viii) a grant of such other and further relief as may be deemed just and proper.

On March 1, 2005, Plaintiff filed an amended petition in the District Court of Collin County, Texas, 380th Judicial District (the "Collin County District Court") seeking, among other things, a hearing and a temporary injunction against the defendants. On the same day, Plaintiff also filed a motion for expedited proceedings, including expedited discovery.

On March 7, 2005, the Collin County District Court entered an order for expedited discovery agreed to by Plaintiff and the defendants. The Collin County District Court also set a hearing on Plaintiff's motion for a temporary injunction against defendants for 9:00 a.m. on March 18, 2005.
The defendants continue to believe that this lawsuit is without merit and intend to vigorously contest the action.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMX CORPORATION
By:	/s/ C. CHRIS APPLE
Name:	C. Chris Apple
Title:	Vice President and Chief Financial Officer
Date:	March 9, 2005

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  ITEM 8. ADDITIONAL INFORMATION.
SIGNATURE